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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
January 20, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comment regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Digital India ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2021 with such revisions as discussed in the Trust’s response letter dated December 15, 2021. The Trust has considered your comment and has authorized us to make the response and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comment and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS
Comment 1.
Please include disclosure explaining how being in the top 10 telecommunication services companies by annual revenue establishes a sufficient economic nexus between a company and the Fund’s digitization strategy for purposes of Rule 35d-1 under the Investment Company Act, as amended.

Response 1.	The disclosure has been revised as per the below.

In addition, companies that are ranked within the top 10 telecommunication services companies by annual revenue are also eligible for inclusion in the Index because such companies are involved with and/or support the digitization of the Indian economy.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai